EXHIBIT 3.1

UNOFFICIAL ENGLISH TRANSLATION

ARTICLES OF ASSOCIATION

TEL-APPLIED HOLDINGS B.V.

The following is an unofficial English translation of the articles of association of TEL-Applied Holdings B.V., having its corporate seat in Amsterdam, the Netherlands, as recorded in the Deed of Incorporation, executed on January 6, 2014.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in the translation, and if so, the Netherlands text will by law govern.

ARTICLES OF ASSOCIATION

Definitions and Interpretations

Article 1.

1.1	In these Articles, the following terms will mean:
a.	Share: means an ordinary share in the capital of the Company;
b.	Shareholder: means a holder of one or more Shares;
c.	General Meeting: means the corporate body of the Company formed by the Shareholders;
d.	Director: means each member of the Board;
e.	Company Group; means the Company together with its subsidiaries;
f.	Annual Accounts: means for any financial year of the Company, the balance sheet and the profit and loss account of the Company for such financial year, plus the explanatory notes thereto;
g.	Board: means the board of managing directors of the Company;
h.	written/in writing: means in the form of, or transmitted via, any means of communication, including fax or e-mail, provided that the message is legible and reproducible;
i.	Articles: means these articles of association (statuten) of the Company, as amended or restated from time to time in accordance with these Articles;
j.	Distributable Equity: means the portion of the Company’s equity that exceeds the aggregate of the reserves that must be maintained pursuant to the laws of the Netherlands;
k.	Company: means TEL-Applied Holdings B.V.;
l.	Meeting Rights: means the rights to attend and address the General Meeting, either in person or by written proxy; and
m.	Meeting Rights Holder: means a party who, pursuant to the law or these Articles, has the Meeting Rights.
1.2	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of these Articles for the purpose of its interpretation.

Name and Corporate Seat

Article 2.

2.1	The name of the Company is TEL-Applied Holdings B.V.

2.2	The Company has its corporate seat in Amsterdam, the Netherlands.

Objects of the Company

Article 3.

The objects of the Company are:

a.	to organize, participate in and manage, all in any way whatsoever, businesses and companies, including without limitation businesses and companies of which the objects are to establish and sustain a foundation in the area of precision material engineering where technology innovation creates added value to the Company’s customers, employees and Shareholders;
b.	to acquire or dispose of businesses and companies;
c.	to acquire or dispose of, and manage and exploit in any way whatsoever, real property and tangible and intangible assets;
d.	to borrow or otherwise raise funds;
e.	to lend monies to, or act as surety (or guarantor in any other manner) for the obligations of, businesses and companies forming part of the Company Group and third parties;
f.	to render administrative, technical, financial, economic or managerial services to the businesses and companies forming part of the Company Group and to third parties; and
g.	to perform any and all other activities of an industrial, financial or commercial nature;

and whether or not in collaboration with third parties, to perform all other activities which directly and indirectly relate to those objects, all to be interpreted in the broadest sense.

Capital and Shares

Article 4.

4.1	The Company has a share capital divided into one or more Shares, each with a nominal value of one euro cent (EUR 0.01).
4.2	All Shares will be in registered form.
4.3	The Shares will be numbered consecutively from 1 onwards. No share certificates will be issued for Shares.
4.4	No fractional Shares may be issued.

Share Register

Article 5.

5.1	With due observance of the applicable statutory provisions, a share register will be kept by or on behalf of the Company, which register will be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.
5.2	The name, address and such further information as required by law or considered appropriate by the Board of each Shareholder will be recorded in the share register.
5.3	The foregoing paragraphs of this Article 5 will equally apply to other Meeting Rights Holders.

Issue of Shares

Article 6.

6.1	The Company may only issue Shares pursuant to a resolution of (i) the General Meeting or (ii) the Board, if the Board has been authorized to do so by a resolution of the General Meeting for a fixed period not exceeding five years. Any such authorizing resolution must state the number of Shares that may be issued and may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.
6.2	The provisions of paragraph 6.1 of these Articles will also apply to the granting of rights to subscribe to Shares, but will not apply to the issuance of Shares to a person who has exercised or is exercising a previously acquired right to subscribe to Shares.

Terms and Conditions of New Share Issuances; No Pre-Emptive Rights

Article 7.

7.1	If a resolution to issue Shares is adopted, the issue price of the Shares and the other conditions of the issue will also be determined.
7.2	A Shareholder has no pre-emptive rights upon an issue of Shares or upon a grant of rights to subscribe for Shares.

Payment for Shares; Payment in Cash; Non-Cash Contribution

Article 8.

8.1	On subscription for each Share payment must be made of its nominal value. The Company may require that the nominal value or a part thereof must first be paid after a certain period of time or after the Company has requested such payment.

8.2	Payment for a Share must be made in cash, except if and to the extent a non-cash contribution has been expressly agreed upon.
8.3	The Board will be authorized to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in article 2:204 of the Netherlands Civil Code, without prior approval of the General Meeting.

Repurchase of Shares

Article 9.

9.1	The Company may only acquire Shares pursuant to a resolution of the Board.
9.2	Any acquisition by the Company of Shares that are not fully paid up shall be null and void. Acquisition of Shares is not permitted if and in so far as a result of such acquisition not at least one Share is held by a person other than - and for a purpose other than to benefit - the Company or any of the Company´s subsidiaries.
9.3	Unless it acquires such Shares for no consideration, the Company may not acquire fully paid-up Shares if the acquisition price is higher than the Distributable Equity or if the Board knows or could reasonably be expected to foresee that the acquisition would make the Company unable to continue paying any of its due and payable debts.
9.4	The provisions in the preceding paragraphs shall not apply to Shares acquired by the Company by operation of law.
9.5	Any acquisition of Shares at the expense of the reserves that must be maintained pursuant to law shall be null and void.

Capital Reduction

Article 10.

The General Meeting may resolve to reduce the issued capital of the Company, either by a cancellation of Shares or by a reduction of the nominal value of the Shares by means of an amendment of the Articles. Such resolution shall have no effect as long as it has not been approved by the Board. The provisions of article 2:208, as well as article 2:216 paragraphs 2 up to and including 4 of the Netherlands Civil Code, shall apply accordingly to the aforementioned resolution of the Board.

Transfer of Shares

Article 11.

The transfer of Shares and the transfer – including the creation and disposal – of any restricted rights attached to Shares shall require a notarial deed to be executed for that purpose before a civil-law notary in the Netherlands, to which those involved are party.

Transferability of Shares

Article 12.

Shares can be transferred freely and without any restrictions as referred to in article 2:195 of the Netherlands Civil Code.

Board of Directors

Article 13.

13.1	The Board consists of one or more Directors, with the actual number being determined by the General Meeting.
13.2	The Directors are appointed by the General Meeting.
13.3	The General Meeting determines the remuneration and other terms and conditions which apply to each Director.

Duties and Powers of the Board

Article 14.

14.1	The Board will be charged with the management of the Company as referred to in article 2:239 paragraph 1 of the Netherlands Civil Code.
14.2	The Board must conduct itself in accordance with the instructions of the General Meeting. The Board is obliged to follow these instructions unless the instructions are contrary to the best interests of the Company and the enterprise affiliated with the Company.

Decision-Making of the Board

Article 15.

15.1	In a meeting of the Board, each Director has a right to cast one vote. Unless otherwise expressly provided in these Articles, all resolutions by the Board will be adopted by a simple majority of the votes cast in a meeting where a majority of the Directors then in office and entitled to vote on such resolution is present or represented.
15.2	A Director may grant another Director a written proxy to represent him or her at the meeting.

15.3	The Board may adopt resolutions in writing without a formal meeting, provided that the proposed resolution is signed by all Directors then in office.
15.4	Where a Director has a personal interest which conflicts directly or indirectly with the interests of the Company or its business, such Director will not participate in the deliberations and decision-making process of the Board. If as a result of the previous sentence, no resolution of the Board can be adopted, such resolution may be adopted by one or more persons to be appointed for that purpose by a General Meeting.
15.5	Where one or more Directors are absent or prevented from acting, the remaining Director(s) will be charged with the entire management of the Company. Where all Directors are absent or prevented from acting, the Company will be managed temporarily by one or more persons to be appointed for that purpose by the General Meeting. Such persons appointed by the General Meeting will duly observe these Articles.

Representative Authority

Article 16.

The Board represents the Company. In case the Board consists of more than one (1) Director, the authority to represent the Company is also vested in two (2) Directors acting jointly.

Approval of Board Resolutions

Article 17.

17.1	The General Meeting is authorized to make subject to its approval resolutions by the Board. Any such resolution must be clearly described and reported to the Board in writing.
17.2	The absence of approval as defined in this article will not impair the representative authority of the Board or of the Directors.

Financial Year; Annual Accounts

Article 18.

18.1	The Company’s financial year corresponds with the calendar year.
18.2	Within five months after the end of each financial year of the Company, the Annual Accounts for such financial year, as well as the annual report, must be prepared and deposited at the Company’s corporate seat and such other locations as the Board determines.

18.3	If so required by law, the Company shall instruct a qualified auditor to examine its accounts and records. The General Meeting is authorized to appoint the auditor. If the General Meeting fails to appoint the auditor, the Board is authorized to do so.
18.4	The Annual Accounts will be adopted by the General Meeting.

Profits and Distributions

Article 19.

19.1	The General Meeting is authorized to allocate the profit determined by adopting the Annual Accounts and to resolve on any distributions, to the extent that there is sufficient Distributable Equity.
19.2	A resolution intending a distribution shall not be effected until the Board approves such resolution. The Board shall withhold such approval only if it knows, or could reasonably be expected to foresee, that the distribution would make the Company unable to continue paying any of its due and payable debts.
19.3	In calculating the profit distribution, the Shares held by the Company will not be taken into account.
19.4	Distributions will be made in proportion to the aggregate nominal value of the Shares held by each Shareholder.
19.5	A claim of a Shareholder to receive a distribution expires after five (5) years.

General Meetings

Article 20.

20.1	Within six months after the end of the Company’s financial year, the annual General Meeting will be held.
20.2	The agenda of an annual General Meeting must, among other matters, reflect the following business:
a.	discussion of the annual report;
b.	discussion and adoption of the Annual Accounts;
c.	allocation of profits; and
d.	any other business.
20.3	Other General Meetings will be held when required by law and otherwise as often as the Board deems necessary.
20.4	Notice of General Meetings will be given by the Board, with due observance of the minimum convening period under the applicable laws of the Netherlands. The notice of a General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting.
20.5	The notice convening the meeting will be sent to the addresses of the Shareholders and the other Meeting Rights Holders shown in the register of such persons. With the consent of a Shareholder or another Meeting Rights Holder, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder or other Meeting Rights Holder to the Company.
20.6	General Meetings will be conducted in the English language and will be held in the municipality of Amsterdam or in the municipality of Haarlemmermeer (Schiphol Airport).

Chairman and Secretary of the General Meeting

Article 21.

21.1	The General Meeting will appoint a Director to serve as chairman of the meeting.
21.2	The chairman of the meeting will appoint a secretary for the meeting.

Minutes; Recording of Shareholders’ Resolutions

Article 22.

22.1	The secretary of a General Meeting will keep minutes of the proceedings at the meeting. The minutes will be adopted by the chairman and the secretary of the meeting and as evidence thereof will be signed by them.
22.2	The Board will keep record of all resolutions adopted by a General Meeting.

Rights Exercisable During a Meeting

Article 23.

23.1	Meeting Rights are allocated to each Shareholder.
23.2	The chairman of the General Meeting will decide whether persons other than those who are entitled to admittance pursuant to law or this article 23 will be admitted to the meeting.
23.3	The attendance list must be signed by each Meeting Rights Holder or his representative attending the meeting.

Adoption of Resolutions in a Meeting

Article 24.

Except to the extent that the laws of the Netherlands or these Articles provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast, without a quorum being required.

Voting

Article 25.

25.1	Each Share confers the right to cast one (1) vote.
25.2	The chairman’s decision at the meeting on the result of a vote will be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote will be taken if either the majority of the Meeting Rights Holders with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any Meeting Rights Holder with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

Amendment to the Articles

Article 26.

The General Meeting may resolve to amend these Articles. When a proposal to amend these Articles is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at the Company’s offices, with copies to be retained at other locations as the Board determines, for inspection by the Shareholders, until the conclusion of the meeting.

Merger, Demerger, Dissolution and Liquidation

Article 27.

27.1	A General Meeting may, notwithstanding article 2:331 and article 2:334ff of the Netherlands Civil Code, adopt a resolution to merge, demerge or to dissolve the Company, provided that such resolution may only be adopted at the proposal of the Board. If a resolution to dissolve the Company is to be proposed to the General Meeting, such will be stated in the convening notice.

27.2	In the event of the Company being dissolved, the Directors will be the liquidators of the assets of the dissolved Company, unless the General Meeting resolves to appoint other persons to do so.
27.3	During liquidation, these Articles shall remain in force to the extent possible.
27.4	The balance remaining will be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each Shareholder.
27.5	After the Company has ceased to exist, the Company’s accounts, records and other data carriers must be kept for seven years by the person identified for that purpose by the liquidators.